Reshoot Production Company
                           A Nevada Corporation
                              2749 Kingclaven
                            Henderson, NV  89044
                         Telephone: (702) 416-1004


September 10, 2009

VIA EDGAR TRANSMISSION AND FIRST CLASS MAIL
-------------------------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Joe Foti
            Senior Assistant Chief Accountant

Re:  Reshoot Production Company
     Form 8-K filed on August 10, 2009
     File No.:  000-53049

Dear Mr. Foti:

On behalf of Reshoot Production Company, this letter responds to your September 2, 2009 comment letter, concerning Item 4.01 on our Form 8-K filed with the Commission on August 10, 2009.

We respectfully note the Staff's comment, and we have amended Item 4.01 of Form 8-K today. Per your comment letter, our amended filing includes the statement that "On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore and Associates Chartered because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation."

Further to your comment letter concerning our re-audit requirements, we intend to have our new auditors Seale and Beers, CPAs: 1) review our interim financial statements and related notes; and 2) cause Seale and Beers, CPAs to audit all financial statements to be included in our Form 10-K filing (including those previously audited by Moore and Associates Chartered). The Company does not intend to rely on any financial statements audited by Moore and Associates Chartered in such interim reports or 10-K filings or with respect to any future financial statements filed with the Commission.

Moore and Associates, Chartered has informed us that they will not be providing a letter in connection with our report, and we have updated our disclosure appropriately in our amendment to Form 8-K filed today.

We want to thank you for your assistance in our compliance with the applicable disclosure requirements.

Respectfully submitted,

Reshoot Production Company

By:  /s/ Ed DeStefano
---------------------------------
         Ed DeStefano
         President, Director,
         Chief Executive Officer, and
         Chief Financial Officer


cc:  Mr. Patrick Kuhn
     Division of Corporate Finance
     U. S. Securities and Exchange Commission

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